                                                                      Exhibit 70
                IN THE SUPREME COURT OF THE STATE OF DELAWARE

QUICKTURN DESIGN SYSTEMS,      )
INC., a Delaware corporation,  )
KEITH R. LOBO, GLEN M.         )
ANTLE, RICHARD C.              )
ALBERDING, MICHAEL R.          )
D'AMOUR, YEN-SON (PAUL)        )
HUANG, DR. DAVID K. LAM,       )
WILLIAM A. HASLER, and         )
CHARLES D. KISSNER,            )
                               )
      Defendants below,        )          No. 511, 1998
      Appellants,              )
                               )
   v.                          )          Court Below: Court of Chancery
                               )          of the State of Delaware,
HOWARD SHAPIRO,                )          in and for New Castle County
                               )          C.A. No. 16588
      Plaintiff Below,         )
      Appellee.                )

_______________________________
                               )
                               )
QUICKTURN DESIGN SYSTEMS,      )
INC., a Delaware corporation,  )
KEITH R. LOBO, GLEN M.         )
ANTLE, RICHARD C.              )
ALBERDING, MICHAEL R.          )
D'AMOUR, YEN-SON (PAUL)        )
HUANG, DR. DAVID K. LAM,       )
WILLIAM A. HASLER, and         )
CHARLES D. KISSNER,            )
                               )
      Defendants below,        )          No. 512, 1998
      Appellants,              )
                               )
   v.                          )          Court Below:  Court of Chancery
                               )          of the State of Delaware,
                               )          in and for New Castle County

MENTOR GRAPHICS CORPORATION,   )          C.A. No. 16584
an Oregon corporation, and     )
MGZ CORP., a Delaware          )
corporation,                   )
                               )
      Plaintiffs Below,        )
      Appellees,               )

                          Submitted: December 29, 1998
                            Decided: December 31, 1998


Before WALSH, HOLLAND and HARTNETT, Justices


   Upon appeal from the Court of Chancery.  AFFIRMED.

   Kenneth J. Nachbar, Esquire, William M. Lafferty, Esquire, and Donna L. Culver, Esquire, of Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware; and James A. DiBoise, Esquire and David J. Berger, Esquire (argued), of Wilson, Sonsini, Goodrich & Rosati, P.C., Palo Alto, California, attorneys for appellants.

   Kevin G. Abrams, Esquire (argued), Thomas A. Beck, Esquire, Lisa A. Schmidt, Esquire, J. Travis Laster, Esquire, Dominick Gattuso, Esquire, and Michael K. Reilly, Esquire, of Richards, Layton & Finger, Wilmington, Delaware; Fredric J. Zepp, Esquire, of Latham & Watkins, San Francisco, California, and Marc W. Rappel, Esquire, of Latham & Watkins, Los Angeles, California; attorneys for appellees, Mentor Graphics Corporation and MGZ Corporation.

   Joseph A. Rosenthal, Esquire, and Norman M. Monhait, Esquire, of Rosenthal, Monhait, Gross & Goddess, P.A., Wilmington, Delaware; and Stanley Bernstein, Esquire and Abraham I. Katsman, Esquire, of Bernstein, Liebhard & Lifshitz, LLP, New York, New York, for appellee, Howard Shapiro.

HOLLAND, Justice:

   This is an expedited appeal from a final judgment entered by the Court of Chancery. The dispute arises out of an ongoing effort by Mentor Graphics Corporation ( "Mentor"), a hostile bidder, to acquire Quickturn Design Systems, Inc. ("Quickturn"), the target company. The plaintiffs-appellees are Mentor/1/ and an unaffiliated stockholder of Quickturn. The named defendants-appellants are Quickturn and its directors.

   In response to Mentor's tender offer and proxy contest to replace the Quickturn board of directors, as part of Mentor's effort to acquire Quickturn, the Quickturn board enacted two defensive measures. First, it amended the Quickturn shareholder rights plan ("Rights Plan") by adopting a "no hand" feature of limited duration (the "Delayed Redemption Provision" or "DRP"). Second, the Quickturn board amended the corporation's bylaws to delay the holding of any special stockholders meeting requested by stockholders for 90 to 100 days after the validity of the request is determined (the "Amendment" or "ByLaw Amendment").

   Mentor filed actions for declarative and injunctive relief in the Court

---------------------
   /1/ Mentor and MGZ Corp., a wholly owned Mentor subsidiary specially created as a vehicle to acquire Quickturn, are referred to collectively as "Mentor." Unless otherwise indicated, Mentor and Howard Shapiro, the shareholder plaintiff in Court of Chancery Civil Action No. 16588, are referred to collectively as "Mentor."

of Chancery challenging the legality of both defensive responses by Quickturn's board. The Court of Chancery conducted a trial on the merits. It determined that the By-Law Amendment is valid. It also concluded, however, that the DRP is invalid on fiduciary duty grounds.

   In this appeal, Quickturn argues that the Court of Chancery erred in finding that Quickturn's directors breached their fiduciary duty by adopting the Delayed Redemption Provision. We have concluded that, as a matter of Delaware law, the Delayed Redemption Provision was invalid. Therefore, on that alternative basis, the judgment of the Court of Chancery is affirmed.

                            STATEMENT OF FACTS/2/

                                 THE PARTIES

   Mentor (the hostile bidder) is an Oregon corporation, headquartered in Wilsonville, Oregon, whose shares are publicly traded on the NASDAQ national market system. Mentor manufactures, markets, and supports electronic design automation ("EDA") software and hardware. It also provides related services that enable engineers to design, analyze, simulate,

---------------------
   /2/ Given the expedited nature of the appeal, this Court has relied almost verbatim on the excellent recitation of facts set forth in the Court of Chancery's opinion. Mentor Graphics Corp. v. Quickturn Design Systems, et al., Del. Ch., C.A. No. 16584, Jacobs, V.C. (Dec. 7, 1998) .

model, implement, and verify the components of electronic systems. Mentor markets its products primarily for large firms in the communications, computer, semiconductor, consumer electronics, aerospace, and transportation industries.

   Quickturn, the target company, is a Delaware corporation, headquartered in San Jose, California. Quickturn has 17,922,518 outstanding shares of common stock/3/ that are publicly traded on the NASDAQ national market system. Quickturn invented, and was the first company to successfully market, logic emulation technology, which is used to verify the design of complex silicon chips and electronics systems. Quickturn is currently the market leader in the emulation business, controlling an estimated 60% of the worldwide emulation market and an even higher percentage of the United States market. Quickturn maintains the largest intellectual property portfolio in the industry, which includes approximately twenty-nine logic emulation patents issued in the United States, and numerous other patents issued in foreign jurisdictions. Quickturn's customers include the world's leading technology companies, among them Intel, IBM, Sun Microsystems,

---------------------
   /3/ As of July 30, 1998.

Texas Instruments, Hitachi, Fujitsu, Siemens, and NEC.

   Quickturn's board of directors consists of eight members, all but one of whom are outside, independent directors. All have distinguished careers and significant technological experience./4/ Collectively, the board has more than 30 years of experience in the EDA industry and owns one million shares (about 5%) of Quickturn's common stock.

   Since 1989, Quickturn has historically been a growth company, having experienced increases in earnings and revenues during the past seven years. Those favorable trends were reflected in Quickturn's stock prices, which reached a high of $15.75 during the first quarter of 1998, and generally traded in the $15.875 to $21.25 range during the year preceding Mentor's hostile

---------------------
   /4/ The Quickturn board includes Messrs. Glen Antle (President and
Chairman of Quickturn's board of directors); Michael D'Amour (Quickturn's founding CEO and chairman through 1993, and Executive Vice President for research and development and head of international sales until he left Quickturn management in 1995); Dean William A. Hasler (a former Vice chairman and partner of KPMG Peat Marwick; a former Dean of the Haas Graduate School of Business at the University of California, Berkeley, a position he held until 1998; and currently a technology and business advisor); Keith Lobo (Quickturn's President and CEO); Charles D. Kissner (currently CEO and Chairman of the Board of Digital Microwave Corporation, a telecommunications company, and a former President, CEO, and director for Aristacom International, Inc.; also a former AT&T executive); Richard Alberding (a management consultant for high technology companies; and who currently serves on the board of directors of several technology companies); Dr. David Lam (former Vice President at Wyse Technology, former President and CEO of Expert Edge, Inc., and currently a technology and business advisor in the semiconductor equipment industry and Chairman of the David Lam Group); Dr. Yen-Son (Paul) Huang (a co-founder and President of PiE and, following PiE's merger with Quickturn in 1993, Executive Vice President of Quickturn until June 1997. Since then, Dr. Huang has served Quickturn only as a director).

bid.

   Since the spring of 1998, Quickturn's earnings, revenue growth, and stock price levels have declined, largely because of the downturn in the semiconductor industry and more specifically in the Asian semiconductor market. Historically, 30%-35% of Quickturn's annual sales (approximately $ 35 million) had come from Asia, but in 1998, Quickturn's Asian sales declined dramatically with the downturn of the Asian market./5/ Management has projected that the negative impact of the Asian market upon Quickturn's sales should begin reversing itself sometime between the second half of 1998 and early 1999.

                     QUICKTURN-MENTOR PATENT LITIGATION

   Since 1996, Mentor and Quickturn have been engaged in patent litigation that has resulted in Mentor being barred from competing in the United States emulation market. Because its products have been adjudicated to infringe upon Quickturn's patents, Mentor currently stands enjoined from selling, manufacturing, or marketing its emulation products in the United

----------------------
   /5/ By the summer of 1998, Quickturn's stock price had declined to $6 per share. On August 11, 1998, the closing price was $8.00. It was in this "trough" period that Mentor, which had designs upon Quickturn since the fall of 1997, saw an opportunity to acquire Quickturn for an advantageous price.

States. Thus, Mentor is excluded from an unquestionably significant market for emulation products.

   The origin of the patent controversy was Mentor's sale of its hardware emulation assets, including its patents, to Quickturn in 1992. Later, Mentor reentered the emulation business when it acquired a French company called Meta Systems ("Meta") and began to market Meta's products in the United States in December 1995. Quickturn reacted by commencing a proceeding before the International Trade Commission ("ITC") claiming that Meta and Mentor were infringing Quickturn's patents./6/ In August 1996, the ITC issued an order prohibiting Mentor from importing, selling, distributing, advertising, or soliciting in the United States, any products manufactured by Meta. That preliminary order was affirmed by the Federal Circuit Court of Appeals in August 1997./7/ In December 1997, the ITC issued a Permanent Exclusion

-------------------------
   /6/ See In the Matter of Certain Hardware Logic Emulation Systems and Components Thereof, Inv. No. 337-TA-383, Notice of Investigation, 61 Fed. Reg. 9486 (ITC March 8, 1996).

   /7/ See In the Matter of Certain Hardware Logic Emulation Systems and Components Thereof, Inv. No. 337-TA-383, Notice of Commission Decision Not to Modify or Vacate an Initial Determination Granting Temporary Relief, and Issuance of a Temporary Limited Exclusion Order and a Temporary Cease and Desist Order, Subject to Posting of Bond By Complainant (ITC Aug. 5, 1996) ("ITC Temporary Orders"), aff'd, Mentor Graphics Corp. v. U.S. Int'l Trade Commission, No. 97-1106, 1997, U.S. App., LEXIS 21646 (Fed. Cir. Aug. 15, 1997).
(continued...)

Order prohibiting Mentor from importing, selling, marketing, advertising, or soliciting in the United States, until at least April 28, 2009, any of the emulation products manufactured by Meta outside the United States./8/

   At present, the only remaining patent litigation is pending in the Oregon Federal District Court. Quickturn is asserting a patent infringement damage claim that, Quickturn contends, is worth approximately $225 million. Mentor contends that Quickturn's claim is worth only $5.2 million or even less.

                  MENTOR'S INTEREST IN ACQUIRING QUICKTURN

   Mentor began exploring the possibility of acquiring Quickturn. If
Mentor owned Quickturn, it would also own the patents, and would be in a position to "unenforce" them by seeking to vacate Quickturn's injunctive orders against Mentor in the patent litigation. The exploration process began when Mr. Bernd Braune, a Mentor senior executive, retained Arthur

-------------------------
   /7/(...continued)
   Mentor was also sanctioned more than $400,000 in that proceeding for advancing defenses "based on inaccurate and misleading evidence" thereby "needlessly increasing the cost of litigation" as a result of its continuing practice of "bad faith discovery." In the Matter of Certain Hardware Logic Emulation Systems, ALJ Order No. 96, Inv. No. 337-TA-383, 1997 ITC LEXIS 288 at *97 (ITC July 31, 1996).

   /8/ In the Matter of Certain Hardware Logic Emulation Systems and Components Thereof, Inv. No. 337-TA-383, Notice of Issuance of a Permanent Limited Exclusion Order and a Permanent Cease and Desist Order (ITC Dec. 3,
1997) ("ITC Permanent Orders")

Andersen ("Andersen") to advise Mentor how it could successfully compete in the emulation market. The result was a report Andersen issued in October 1997, entitled "PROJECT VELOCITY"/9/ and "Strategic Alternatives Analysis." The Andersen report identified several advantages and benefits Mentor would enjoy if it acquired Quickturn./10/

   In December 1997, Mentor retained Salomon Smith Barney ("Salomon") to act as its financial advisor in connection with a possible acquisition of Quickturn. Salomon prepared an extensive study which it reviewed with Mentor's senior executives in early 1998. The Salomon study concluded that although a Quickturn acquisition could provide substantial value for Mentor, Mentor could not afford to acquire Quickturn at the then-prevailing market price levels. Ultimately, Mentor decided not to attempt an acquisition of Quickturn during the first half of 1998.

   After Quickturn's stock price began to decline in May 1998, however,

--------------------
   /9/ Andersen used "Project Velocity" and "Cyclone" as code names for the study and Quickturn, respectively.

   /10/ These included: (i) eliminating the time and expense associated with litigation; (ii) creating synergy from combining two companies with complementary core competencies; (iii) reducing customer confusion over product availability, which in turn would accelerate sales; and (iv) eliminating the threat of a large competitor moving into the emulation market. Mentor has utilized these reasons in public statements in which it attempted to explain why its bid made sense.

Gregory Hinckley, Mentor's Executive Vice President, told Dr. Walden Rhines, Mentor's Chairman, that "the market outlook being very weak due to the Asian crisis made it a good opportunity" to try acquiring Quickturn for a cheap price. Mr. Hinckley then assembled Mentor's financial and legal advisors, proxy solicitors, and others, and began a three month process that culminated in Mentor's August 12, 1998 tender offer.

                    MENTOR TENDER OFFER AND PROXY CONTEST

   On August 12, 1998, Mentor announced an unsolicited cash tender offer for all outstanding common shares of Quickturn at $12.125 per share, a price representing an approximate 50% premium over Quickturn's immediate pre-offer price, and a 20% discount from Quickturn's February 1998 stock price levels. Mentor's tender offer, once consummated, would be followed by a second step merger in which Quickturn's nontendering stockholders would receive, in cash, the same $12.125 per share tender offer price.

   Mentor also announced its intent to solicit proxies to replace the board at a special meeting. Relying upon Quickturn's then-applicable by-law provision governing the call of special stockholders meetings, Mentor began soliciting agent designations from Quickturn stockholders to satisfy the by-law's stock ownership requirements to call such a meeting./11/

                          QUICKTURN BOARD MEETINGS

   Under the Williams Act, Quickturn was required to inform its shareholders of its response to Mentor's offer no later than ten business days after the offer was commenced. During that ten day period, the Quickturn board met three times, on August 13, 17, and 21, 1998. During each of those meetings, it considered Mentor's offer and ultimately decided how to respond.

The Quickturn board first met on August 13, 1998, the day after Mentor publicly announced its bid. All board members attended the meeting, for the purpose of evaluating Mentor's tender offer. The meeting lasted for several hours. Before or during the meeting, each board member received a package that included (i) Mentor's press release announcing the unsolicited offer; (ii) Quickturn's press release announcing its board's review of Mentor's offer; (iii) Dr. Rhines's August 11 letter to Mr. Antle; (iv) the complaints filed by Mentor against Quickturn and its directors; and (v) copies of

---------------------
   /11/ The applicable by-law (Article II, Section 2.3) authorized a call of a special stockholders meeting by shareholders holding at least 10% of Quickturn's shares. In their agent solicitation, Mentor informed Quickturn stockholders that Mentor intended to call a special meeting approximately 45 days after it received sufficient agent designations to satisfy the 10% requirement under the original by-law. The solicitation also disclosed Mentor's intent to set the date for the special meeting, and to set the record date and give formal notice of that meeting.

Quickturn's then-current Rights Plan and by-laws.

   The Quickturn board first discussed retaining a team of financial advisors to assist it in evaluating Mentor's offer and the company's strategic alternatives. The board discussed the importance of selecting a qualified investment bank, and considered several investment banking firms. Aside from Hambrecht & Quist ("H&Q"), Quickturn's long-time investment banker, other firms that the board considered included Goldman Sachs & Co. and Morgan Stanley Dean Witter. Ultimately, the board selected H&Q, because the board believed that H&Q had the most experience with the EDA industry in general and with Quickturn in particular./12/

   During the balance of the meeting, the board discussed for approximately one or two hours (a) the status, terms, and conditions of Mentor's offer; (b) the status of Quickturn's patent litigation with Mentor; (c) the applicable rules and regulations that would govern the board's response to the offer required by the Securities Exchange Act of 1934 (the "34 Act"); (d) the board's fiduciary duties to Quickturn and its shareholders in a tender

--------------------
   /12/ Apparently, the board had already decided to retain Quickturn's outside counsel, Wilson, Sonsini, Goodrich & Rosati, as its legal advisors. Larry Sonsini, Esquire, a senior partner of that firm, is shown on the minutes of all three board meetings as "Secretary of the Meeting," and appears to have authored those minutes in that capacity.

offer context; (e) the scope of defensive measures available to the corporation if the board decided that the offer was not in the best interests of the company or its stockholders; (f) Quickturn's then-current Rights Plan and special stockholders meeting by-law provisions; (g) the need for a federal antitrust filing; and (h) the potential effect of Mentor's offer on Quickturn's employees. The board also instructed management and H&Q to prepare analyses to assist the directors in evaluating Mentor's offer, and scheduled two board meetings, August 17, and August 21, 1998.

   The Quickturn board next met on August 17, 1998. That meeting centered around financial presentations by management and by H&Q. Mr. Keith Lobo, Quickturn's President and CEO, presented a Medium Term Strategic Plan, which was a "top down" estimate detailing the economic outlook and the company's future sales, income prospects and future plans (the "Medium Term Plan"). The Medium Term Plan contained an optimistic (30%) revenue growth projection for the period 1998-2000./13/ After management made its presentation, H&Q supplied its valuation of Quickturn, which relied upon a "base case" that assumed management's 30% revenue

-------------------------
   /13/ The Court of Chancery concluded that the Quickturn board had grounds to anticipate that the company could "turn around" in a year and perform at the projected revenue levels.

growth projection. On that basis, H&Q presented various "standalone" valuations based on various techniques, including a discounted cash flow ("DCF") analysis. Finally, the directors discussed possible defensive measure but took no action at that time.

   The Quickturn board held its third and final meeting in response to Mentor's offer on August 21, 1998. Again, the directors received extensive materials and a further detailed analysis performed by H&Q. The focal point of that analysis was a chart entitled "Summary of Implied Valuation." That chart compared Mentor's tender offer price to the Quickturn valuation ranges generated by H&Q's application of five different methodologies./14/ The chart showed that Quickturn's value under all but one of those methodologies was higher than Mentor's $12.125 tender offer price.

           QUICKTURN'S BOARD REJECTS MENTOR'S OFFER AS INADEQUATE

   After hearing the presentations, the Quickturn board concluded that Mentor's offer was inadequate, and decided to recommend that Quickturn shareholders reject Mentor's offer. The directors based their decision upon:

-----------------------
   /14/ The five methodologies and the respective price ranges were:
Historical Trading Range ($6.13- $21.63); Comparable Public Companies ($2.55-$15.61); Comparable M&A Transactions ($6.00- $31.36); Comparable Premiums Paid ($9.54-$10.72); and Discounted Cash Flow Analysis ($11.88- $57.87).

(a) H&Q's report; (b) the fact that Quickturn was experiencing a temporary trough in its business, which was reflected in its stock price; (c) the company's leadership in technology and patents and resulting market share; (d) the likely growth in Quickturn's markets (most notably, the Asian market) and the strength of Quickturn's new products (specifically, its Mercury product);
(e) the potential value of the patent litigation with Mentor; and (f) the problems for Quickturn's customers, employees, and technology if the two companies were combined as the result of a hostile takeover.

                       QUICKTURN'S DEFENSIVE MEASURES

   At the August 21 board meeting, the Quickturn board adopted two defensive measures in response to Mentor's hostile takeover bid. First, the board amended Article II, Section 2.3 of Quickturn's by-laws, which permitted stockholders holding 10% or more of Quickturn's stock to call a special stockholders meeting. The By-Law Amendment provides that if any such special meeting is requested by shareholders, the corporation (Quickturn) would fix the record date for, and determine the time and place of, that special meeting, which must take place not less than 90 days nor more than 100 days after the receipt and determination of the validity of the shareholders' request.

   Second, the board amended Quickturn's shareholder Rights Plan by eliminating its "dead hand" feature and replacing it with the Deferred Redemption Provision, under which no newly elected board could redeem the Rights Plan for six months after taking office, if the purpose or effect of the redemption would be to facilitate a transaction with an "Interested Person" (one who proposed, nominated or financially supported the election of the new directors to the board)./15/ Mentor would be an Interested Person.

   The effect of the By-Law Amendment would be to delay a shareholder called special meeting for at least three months. The effect of the DRP would be to delay the ability of a newly-elected, Mentor-nominated board to redeem the Rights Plan or "poison pill" for six months, in any transaction with an Interested Person. Thus, the combined effect of the two defensive measures

----------------------
   /15/ The amended Rights Plan pertinently provides that: "[I]n the event that a majority of the Board of Directors of the Company is elected by stockholder action at an annual or special meeting of stockholders, then until the 180th day following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating a Transaction with an Interested Person."

   An "Interested Person" is defined under the amended Rights Plan as "any Person who (i) is or will become an Acquiring Person if such Transaction were to be consummated or an Affiliate or Associate of such a Person, and (ii) is, or directly or indirectly proposed, nominated or financially supported, a director of [Quickturn] in office at the time of consideration of such Transaction who was elected at an annual or special meeting of stockholders."

would be to delay any acquisition of Quickturn by Mentor for at least nine months.

                             PROCEDURAL HISTORY

   Mentor filed this action in the Court of Chancery on August 12, 1998, seeking a declaratory judgment that Quickturn's newly adopted takeover defenses are invalid and an injunction requiring the Quickturn board to dismantle those defenses. After expedited briefing and oral argument, the Court of Chancery denied Quickturn's case dispositive pre-trial motion on October 9, 1998./16/ A trial was held on October 19, 20, 23, 26 and 28, 1998. Thereafter, the parties submitted post-trial briefs on an expedited schedule.

   During the course of the litigation in the Court of Chancery, the Quickturn board, relying upon the By-Law Amendment, noticed the special meeting requested by Mentor for January 8, 1999 -- 71 days after the October 1, 1998 meeting date originally noticed by Mentor./17/ After the trial, Mentor

-------------------
   /16/ Mentor Graphics Corp. v. Quickturn Design Systems, et al., Del. Ch., C.A. No. 16584, Jacobs, V.C. (Oct. 9, 1998).

   /17/ Mentor later renoticed the special meeting date to November 24, 1998, anticipating that the Court of Chancery would issue its decision before that time. After the Court of Chancery informed the parties that it would be unable to issue a decision by November 24, Mentor agreed that its meeting would be convened and then immediately adjourned to a later date.

announced in Amendments to its Schedule 14A-1 that were filed with the Securities and Exchange Commission, that it had received tenders of Quickturn shares which, together with the shares that Mentor already owned, represented over 51% of Quickturn's outstanding stock.

                         QUICKTURN BY-LAW AMENDMENT

   At the time Mentor commenced its tender offer and proxy contest, Quickturn's by-laws authorized shareholders holding at least 10% of Quickturn's voting stock to call a special meeting of stockholders. The then-applicable by-law, Article II, Section 2.3, read thusly:

   A special meeting of the stockholders may be called at any time by (i) the board of directors, (ii) the chairman of the board, (iii) the president, (iv) the chief executive officer or (v) one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

   At the August 21, 1998 board meeting, the Quickturn board amended
Section 2.3 in response to the Mentor bid, to read as follows:

   A special meeting of the stockholders may be called at any time by (i) the board of directors, (ii) the chairman of the board, (iii) the president, (iv) the chief executive officer or (v) subject to the procedures set forth in this Section 2.3, one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

   Upon request in writing sent by registered mail to the president or chief executive officer by any stockholder or stockholders entitled to call a special meeting of stockholders pursuant to this Section 2.3, the board of directors shall determine a place and time for such meeting, which time shall be not less than ninety (90) nor more than one hundred (100) days after the receipt and determination of the validity of such request and a record date for the determination of stockholders entitled to vote at such meeting in the manner set forth in Section 2.12 hereof. following such receipt and determination, it shall be the duty of the secretary to cause notice to be given to the stockholders entitled to vote at such meeting in the manner set forth in Section 2.4 hereof, that a meeting will be held at the time and place so determined.

   The Court of Chancery found that the Quickturn board amended the By-Law because (i) the original Section 2.3 was incomplete: it did not explicitly state who would be responsible for determining the time, place, and record date for the meeting and (ii) the original by-law language arguably would have allowed a hostile bidder holding the requisite percentage of shares to call a special stockholders meeting on minimal notice and stampede the shareholders into making a decision without time to become adequately informed.

   The Court of Chancery concluded that the By-Law Amendment responded to those concerns by explicitly making the Quickturn board responsible for fixing the time, place, record date and notice of the special meeting and by mandating a 90 to 100 day period of delay for holding the meeting after the validity of the shareholder's meeting request is determined.

That specific delay period was chosen to make Section 2.3 parallel to, and congruent with, Quickturn's "advance notice" by-law, which contained a similar 90 to 100 day minimum advance notice period.

   The only By-Law Amendment-related issue that the Court of Chancery decided was whether the Amendment, standing alone, fell outside any range of potentially reasonable responses and, therefore, constituted a disproportionate response to the threat posed by the Mentor tender offer and proxy contest. Among the factors the Court of Chancery considered were whether the challenged defensive response "is a statutorily authorized form of business decision that a board of directors may routinely make in a non-takeover context,"/18/ and whether the response "was limited and corresponded in degree or magnitude to the degree or magnitude of the threat."/19/

   The Court of Chancery concluded that the Quickturn board's adoption of the By-Law Amendment did not violate the fiduciary principles embodied

--------------------------
   /18/ Unitrin, Inc. v. American General Corp., Del. Supr., 651 A.2d
1361, 1389 (1995); Unocal Corp. v. Mesa Petroleum Co., Del. Supr., 493 A.2d 946, 958 (1985); Cheff v. Mathes, Del. Supr., 199 A.2d 548, 554 (1964).

   /19/ Unitrin, Inc. V. American General Corp., 651 A.2d at 1389.

in UNOCAL and its progeny./20/ Although the Delayed Redemption Provision and the By-Law Amendment were enacted as a concerted defensive response to Mentor's hostile takeover efforts, Mentor did not file a cross-appeal challenging the Court of Chancery's decision upholding the validity of Quickturn's amendment to its by-laws. Consequently, the Court of Chancery's ruling on the By-Law Amendment is not at issue in this appeal and has become final.

                  QUICKTURN'S DELAYED REDEMPTION PROVISION

   At the time Mentor commenced its bid, Quickturn had in place a Rights
Plan that contained a so-called "dead hand" provision. That provision had a limited "continuing director" feature that became operative only if an insurgent that owned more than 15% of Quickturn's common stock successfully waged a proxy contest to replace a majority of the board. In that event, only the "continuing directors" (those directors in office at the time the poison pill was adopted) could redeem the rights.

   During the same August 21, 1998 meeting at which it amended the

--------------------------
   /20/ The Court of Chancery noted, however, that its "conclusion should not be regarded as a pronouncement that a by-law mandated 90 to 100 delay interval between the request for and the holding of a shareholder-initiated special meeting is invariably reasonable as a matter of law." Mentor Graphics Corp. v. Quickturn Design Systems, et al., Del. Ch., C.A. No. 16584, Jacobs, V.C., slip op. at 43 (Dec. 7, 1998).

special meeting by-law, the Quickturn board also amended the Rights Plan to eliminate its "continuing director" feature, and to substitute a "no hand" or "delayed redemption provision" into its Rights Plan. The Delayed Redemption Provision provides that, if a majority of the directors are replaced by stockholder action, the newly elected board cannot redeem the rights for six months if the purpose or effect of the redemption would be to facilitate a transaction with an "Interested Person."/21/

   It is undisputed that the DRP would prevent Mentor's slate, if elected as the new board majority, from redeeming the Rights Plan for six months following their election, because a redemption would be "reasonably likely to have the purpose or effect of facilitating a Transaction" with Mentor, a party that "directly or indirectly proposed, nominated or financially supported" the

------------------------
   /21/ The "no hand" or Delayed Redemption Provision is found in a new
Section 23(b) of the Rights Plan, which states:

      (b) Notwithstanding the provisions of Section 23(a), in the event that a majority of the Board of Directors of the Company is elected by stockholder action at an annual or special meeting of stockholders, then until the 180th day following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating a Transaction with an Interested Person.

Substantially similar provisions were added to Sections 24 ("Exchange") and 27 ("Supplements and Amendments") of the Rights Plan.

election of the new board. Consequently, by adopting the DRP, the Quickturn board built into the process a six month delay period in addition to the 90 to 100 day delay mandated by the By-Law Amendment.

                              COURT OF CHANCERY
                  INVALIDATES DELAYED REDEMPTION PROVISION

   When the board of a Delaware corporation takes action to resist a hostile bid for control, the board of directors' defensive actions are subjected to "enhanced" judicial scrutiny./22/ For a target board's actions to be entitled to business judgment rule protection, the target board must first establish that it had reasonable grounds to believe that the hostile bid constituted a threat to corporate policy and effectiveness; and second, that the defensive measures adopted were "proportionate," that is, reasonable in relation to the threat that the board reasonably perceived./23/ The Delayed Redemption Provision was reviewed by the Court of Chancery pursuant to that standard.

   The Court of Chancery found: "the evidence, viewed as a whole, shows that the perceived threat that led the Quickturn board to adopt the DRP,

--------------------
   /22/ Unocal Corp. v. Mesa Petroleum Co., Del. Supr., 493 A.2d 946, 955
(1985).

   /23/ Id.; See also Unitrin, Inc. v. American General Corp., Del. Supr.,
651 A.2d 1361, 1372 (1995); Paramount Communications, Inc. v. Time, Inc., Del. Supr., 571 A.2d 1140, 1152 (1990).

was the concern that Quickturn shareholders might mistakenly, in ignorance of Quickturn's true value, accept Mentor's inadequate offer, and elect a new board that would prematurely sell the company before the new board could adequately inform itself of Quickturn's fair value and before the shareholders could consider other options."/24/ The Court of Chancery concluded that Mentor's combined tender offer and proxy contest amounted to substantive coercion./25/ Having concluded that the Quickturn board reasonably perceived a cognizable threat, the Court of Chancery then examined whether the board's response -- the Delayed Redemption Provision -- was proportionate in relation to that threat.

   In assessing a challenge to defensive measures taken by a target board in response to an attempted hostile takeover, enhanced judicial scrutiny requires an evaluation of the board's justification for each contested defensive measure and its concomitant results./26/ The Court of Chancery found that the Quickturn board's "justification or rationale for adopting the Delayed

------------------
   /24/ Mentor Graphics Corp. v. Quickturn Design Systems, et al., Del. Ch., C.A. No. 16584, Jacobs, V.C., slip op. at 50 (Dec. 7, 1998).

   /25/ Unitrin, Inc. v. American General Corp., 651 A.2d at 1387.

   /26/ Id.

Redemption Provision was to force ANY newly elected board to take sufficient time to become familiar with Quickturn and its value, and to provide shareholders the opportunity to consider alternatives, before selling Quickturn to ANY acquiror."/27/ The Court of Chancery concluded that the Delayed Redemption Provision could not pass the proportionality test. Therefore, the Court of Chancery held that "the DRP cannot survive scrutiny under Unocal and must be declared invalid."/28/

                        DELAYED REDEMPTION PROVISION
                      VIOLATES FUNDAMENTAL DELAWARE LAW

   In this appeal, Mentor argues that the judgment of the Court of Chancery, should be affirmed because the Delayed Redemption Provision is invalid as a matter of Delaware law. According to Mentor, the Delayed Redemption Provision, like the "dead hand" feature in the Rights Plan that was held to be invalid in Toll Brothers,/29/ will impermissibly deprive any newly elected board

------------------
   /27/ Mentor Graphics Corp. v. Quickturn Design Systems, et al., del. Ch., C.A. No. 16584, Jacobs, V.C., slip op. at 64 (Dec. 7, 1998).

   /28/ Id.

   /29/ Carmody v. Toll Brothers, Inc., Del. Ch., C.A. No. 15983, Jacobs,
V.C. (July 24, 1998) ("Toll Brothers"). See Bank of New York Co., Inc. v. Irving Bank Corp., N.Y. Sup. Ct., 528 N.Y.S.2d 482 (1988). See Also Shawn C. Lese,
Note: Preventing Control From the Grave: A Proposal for Judicial Treatment of Dead Hand Provisions in Poison Pills, 96 Colum. L. Rev. 2175 (1996); Jeffrey N. Gordon, "Just Say Never?" (continued...)

of both its statutory authority to manage the corporation under 8 DEL. C.
Section 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate. We agree.

   Our analysis of the Delayed Redemption Provision in the Quickturn Rights Plan is guided by the prior precedents of this Court with regard to a board of directors authority to adopt a Rights Plan or "poison pill." In Moran, this Court held that the "inherent powers of the Board conferred by 8 Del. C.
Section 141(a) concerning the management of the corporation's 'business and affairs' provides the Board additional authority upon which to enact the Rights Plan."/30/ Consequently, this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors./31/ In doing so, however, this Court also held "the rights plan is not

--------------------
   /29/(...continued)
Poison Pills, Dead Hand Pills, and Shareholder Adopted By-Laws: An Essay for Warren Buffett, 19 Cardozo L. Rev. 511 (1997). Cf. Invacare Corp. v. Healthdyne Technologies, Inc., N.D. Ga., 968 F. Supp. 1578 (1997) (applying Georgia law).

   /30/ Moran v. Household International. Inc., Del. Supr., 500 A.2d 1346, 1353 (1985), citing Unocal Corp. v. Mesa Petroleum Co., Del. Supr., 493 A.2d 946, 953 (1985).

   /31/ Id.

absolute":/32/

   When the Household Board of Directors is faced with a tender offer and a request to redeem the Rights [Plan], they will not be able to arbitrarily reject the offer. They will be held to the same fiduciary standards any other board of directors would be held to in deciding to adopt a defensive mechanism, the same standards as they were held to in originally approving the Rights Plan./33/

In Moran, this Court held that the "ultimate response to an actual takeover bid must be judged by the Directors' actions at the time and nothing we say relieves them of their fundamental duties to the corporation and its shareholders."/34/ Consequently, we concluded that the use of the Rights Plan would be evaluated when and if the issue arises./35/

   One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation./36/ Section 141(a) requires that any limitation on the

--------------------
   /32/ Id. at 1354

   /33/ Id.; See also Unocal Corp. v. Mesa Petroleum Co., 493 A.2d at
954-55, 958.

   /34/ Moran v. Household International, Inc., 490 A.2d at 1357.

   /35/ Id.

   /36/ 8 Del. C. Section 141(a). See Mills Acquisition Co. v. MacMillan, Inc., Del. Supr., 559 A.2d 1261, 1280 (1989).

board's authority be set out in the certificate of incorporation./37/
The Quickturn certificate of incorporation contains no provision purporting, to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation./38/

   In discharging the statutory mandate of Section 141(a), the directors

---------------------
   /37/ 8 Del. C. Section 141(a) states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such Person or persons as shall be provided in the certificate of incorporation."

   /38/ 8 Del. C. Section 141(a). See, e.g., Paramount Communications, Inc. v. QVC Network, Inc., Del. Supr., 637 A.2d 34, 41-42 (1994).

have a fiduciary duty to the corporation and its shareholders./39/ This unremitting obligation extends equally to board conduct in a contest for corporate control./40/ The Delayed Redemption Provision prevents a newly elected board of directors from completely discharging its fiduciary duties to protect fully the interests of Quickturn and its stockholders./41/

   This Court has recently observed that "although the fiduciary duty of a Delaware director is unremitting, the exact course of conduct that must be charted to properly discharge that responsibility will change in the specific context of the action the director is taking with regard to either the corporation or its shareholders."/42/ This Court has held "[t]o the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and

-------------------------
   /39/ Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., Del. Supr.,
506 A.2d 173, 179 (1986); Aronson v. Lewis, Del. Supr., 473 A.2d 805, 811
(1984); Guth v. Loft, Inc., Del. Supr., 23 Del. Ch. 2, 5 A.2d 503, 510 (1939).

   /40/ Mills Acquisition Co. v. MacMillan, Inc., Del. Supr., 559 A.2d 1261, 1280 (1989); Smith v. Van Gorkom, Del. Supr., 488 A.2d 858, 872-73
(1985).

   /41/ See Moran v. Household International, Inc., 500 A.2d at 1354.

   /42/ Malone v. Brincat, Del. Supr., ______ A.2d ______ (1998).

unenforceable."/43/ The Delayed Redemption Provision "tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy."/44/ Therefore, "it violates the duty of each [newly elected]director to exercise his own best judgment on matters coming before the board."/45/

   In this case, the Quickturn board was confronted by a determined bidder that sought to acquire the company at a price the Quickturn board concluded was inadequate. Such situations are common in corporate takeover efforts./46/ In Revlon, this Court held that no defensive measure can be sustained when it represents a breach of the directors' fiduciary duty. A fortiori, no defensive measure can be sustained which would require a new board of directors to breach its fiduciary duty. In that regard, we note Mentor

-----------------------
   /43/ See Paramount Communications, Inc. v. QVC Network, Inc., 637
A.2d at 51 (emphasis added). See, e.g., Mills Acquisition Co. v. MacMillan, Inc., 559 A.2d at 1281 (holding that a "board of directors . . . may not avoid its active and direct duty of oversight in a matter as significant as the sale of corporate control"); Grimes v. Donald, Del. Ch., C.A. No. 13358, slip op. at 17, Allen, C. (Jan. 11, 1995, revised Jan. 19, 1995), aff'd, Del. Supr., 673 A.2d 1207 (1996) ("[t]he board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of this corporation").

   /44/ Abercrombie v. Davies, Del. Ch., 123 A.2d 893, 899 (1956),
rev'd on other grounds, Del. Supr., 130 A.2d 338 (1957).

   /45/ Id.

   /46/ Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d at
185.

has properly acknowledged that in the event its slate of directors are elected, those newly elected directors will be required to discharge their unremitting fiduciary duty to manage the corporation for the benefit of Quickturn and its stockholders./47/

                                 CONCLUSION

   The Delayed Redemption Provision would prevent a new Quickturn board of directors from managing the corporation by redeeming the Rights Plan to facilitate a transaction that would serve the stockholders' best interests, even under circumstances where the board would be required to do so because of its fiduciary duty to the Quickturn stockholders. Because the Delayed Redemption Provision impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties, we hold that the Delayed Redemption Provision is invalid. On that alternative basis, the judgment of the Court of Chancery is AFFIRMED.

---------------------
   /47/ Malone v. Brincat, Del. Supr.,  _____ A.2d _____ (1998).